FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:	“Syngenta to acquire Pasteuria Bioscience”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, September 19, 2012

Syngenta to acquire Pasteuria Bioscience

•	Unique biological technology for nematode control
•	Revolutionary production process
•	First seed treatment for soybean cyst nematode: US launch in 2014
•	Supports integrated offer across key crops

Syngenta announced today that it has agreed to acquire Pasteuria Bioscience, Inc., a US-based biotechnology company. Since 2011 Syngenta and Pasteuria have had an exclusive global technology partnership to develop and commercialize biological products to control plant-parasitic nematodes, using the naturally occurring soil bacteria Pasteuria spp. A revolutionary in-vitro production process will enable the development of cost-effective nematicides with a novel mode of action. The first product will be a seed treatment for soybean cyst nematode to be launched in the USA in 2014.

Under the terms of the agreement, Syngenta will acquire Pasteuria Bioscience for aggregate payments of $86 million, with additional deferred payments of up to $27 million.

Nematodes are a major pest across all crops and the withdrawal of older solutions leaves growers with limited solutions. The acquisition will facilitate the introduction of key products to complement Syngenta’s existing chemical nematicide range and to support integrated solutions across a broad variety of crops such as soybean, corn, cereals, sugarbeet and vegetables.

John Atkin, COO of Syngenta, said: “Results from our partnership have shown that Pasteuria provides superior control of nematodes in a wide variety of applications. Pasteuria Bioscience has developed critical knowhow for in-vitro production of Pasteuria, enabling commercial scale manufacturing. This is a further example of our strategy of incorporating biological controls within our integrated offer to growers”.

Al Kern, Executive Chairman and President of Pasteuria Bioscience, said: “Pasteuria Bioscience is excited to become part of the Syngenta team. We've been working closely together over the past year and have made significant progress on a number of nematode control products in a variety of crops.  Syngenta recognizes the potential with the Pasteuria platform and can commercialize it in a broad range of products for the global marketplace.”

Syngenta — September 19, 2012/Page 1 of 2

The transaction is expected to close in the fourth quarter of 2012.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta — September 19, 2012/Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 19, 2012	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration